BIOHEART, INC.
October 1, 2007
VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey Riedler, Assistant Director
Mail Stop 6010
Bioheart, Inc.
Registration Statement on Form S-1, Amendment No. 5
Filed September 6, 2007
File No. 333-140672
Dear Mr. Riedler:
I, William M. Pinon, President and Chief Executive Officer of Bioheart, Inc., a Florida corporation (the “Company”), am writing on behalf of the Company to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated September 13, 2007, addressed to me, with respect to the above-referenced filing (the “SEC Comment Letter”). A marked copy of Amendment No. 5 (“Amendment No. 5”) showing the changes from Amendment No. 4 to the Registration Statement is attached for your reference. The changes made in Amendment No. 5 are principally in response to the Staff’s comments as set forth in the SEC Comment Letter.
For your convenience, the numbered responses set forth below contain each of the Staff’s comments in total, set off in italics, and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the enclosed marked copy of Amendment No. 5.
FORM S-1
Use of Proceeds, page 41
1.     We note the net proceeds are anticipated to be $46.9 million. You have stated uses for only $30.1 million, and you state the balance will be “for general corporate purposes...” Please specify uses for more of the proceeds, and state an approximate dollar amount for each.
RESPONSE:     The Company has revised its disclosure on page 41 of Amendment No. 5 in response to the Staff’s comment as described in the correspondence provided by the Company to the Commission on September 21, 2007.

Securities and Exchange Commission
October 1, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48
Financial Operations Overview, page 49
Stock-Based Compensation, page 50
2.     Consistent our prior comment four in our August 15, 2007 comment letter, please expand your disclosure to qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price. Your disclosure should also be updated to include any options granted up to the date of filing the amendment.
RESPONSE:     The Company has revised its disclosure on pages 50-51 of Amendment No. 5 in response to the Staff’s comment as described in the correspondence provided by the Company to the Commission on September 21, 2007.
Consolidated Financial Statements, page F-1
3.     Please have Grant Thornton LLP update their report and consent to remove the conditional language regarding the reverse stock split prior to going effective.
RESPONSE:     Grant Thornton LLP has updated its report, included on page F-2 of Amendment No. 5, and its consent, included as Exhibit 23.1 filed with Amendment No. 5 to remove the conditional language regarding the reverse stock split.
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In addition, the Company acknowledges that:
     • should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     • the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     • the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     Any comments or questions regarding the foregoing should be directed to David E. Wells at (305) 810-2591. Thank you very much for your assistance with this matter.

Sincerely,
/s/ William M. Pinon
William M. Pinon

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